Exhibit 21.1

Subsidiaries of Navigant Consulting, Inc. (as of December 31, 2014)

Name	Jurisdiction of Incorporation	Doing Business as
Peterson Consulting L.L.C.	Illinois	Navigant Consulting, Inc.
Navigant Capital Advisors, LLC	Delaware	Navigant Capital Advisors, LLC
Navigant Consulting (Europe) Limited	United Kingdom	Navigant Consulting Europe
Navigant Consulting Ltd.	Ontario, Canada	Navigant Consulting Ltd.
Navigant Consulting (PI) LLC	Delaware	Navigant Consulting (PI) LLC
Navigant Economics, LLC	Delaware	Navigant Economics
NCI Healthcare, LLC	Delaware	Navigant Consulting, Inc.
Navigant Healthcare Cymetrix Corporation	Delaware	Navigant Healthcare Cymetrix

Pursuant to Rule 601(b)(21)(ii) of Regulation S-K, certain subsidiaries have been omitted from this Exhibit.